Mustang Bio, Inc.

377 Plantation Street

Worcester, Massachusetts 01605

VIA EDGAR

April 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Mustang Bio, Inc.
Registration Statement on Form S-1 (Reg. No. 333-275997)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mustang Bio, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time, on April 29, 2024, or as soon as practicable thereafter. The Company hereby authorizes Rakesh Gopalan or Alexander Yarbrough, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Hamilton Sanders LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Gopalan at (704) 916-2374 or Mr. Yarbrough at (704) 998-4077.

Thank you for your assistance in this matter.

Very truly yours,

Mustang Bio, Inc.

/s/ Manuel Litchman
Name:	Manuel Litchman, M.D.
Title:	President, Chief Executive Officer and Director

cc (via email):	Rakesh Gopalan and Alexander Yarbrough, Troutman Pepper Hamilton Sanders LLP